Exhibit 3.1
AMENDMENT NO. 6 TO THE THIRD AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
PLAINS ALL AMERICAN PIPELINE, L.P.
     This Amendment No. 6 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (the “Partnership”), dated as of June 27, 2001 (and as amended to the date hereof, the “Partnership Agreement”), is hereby adopted effective as of September 3, 2009, by PAA GP LLC, a Delaware limited liability company, (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
     WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect;
     WHEREAS, the General Partner has determined, in its discretion, that this Amendment does not adversely affect the Limited Partners in any material respect;
     WHEREAS, this Amendment shall become effective only upon and after consummation of the transactions contemplated by that certain Membership Interest Purchase Agreement, dated as of August 27, 2009, related to the purchase by a subsidiary of the Partnership of the member interest in PAA/Vulcan Gas Storage, LLC held by Vulcan Gas Storage LLC.
     NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
Section 1. Section 1.1 is hereby amended by adding the following definition:
     “PNGS Acquisition Closing Date” means the date on which the transactions substantially as contemplated by that certain Membership Interest Purchase Agreement, dated as of August 27, 2009, related to the purchase by a subsidiary of the Partnership of the member interest in PAA/Vulcan Gas Storage, LLC held by Vulcan Gas Storage LLC, have been consummated.
Section 2. Section 6.4 is hereby amended by adding a new subsection (e) to such Section:
          “(e) Notwithstanding anything to the contrary in this Section 6.4, any distributions to the holder of the Incentive Distribution Rights provided for in clauses (ii), (iii) and (iv) of Subsection 6.4(b), as applicable, shall be adjusted (incrementally to any adjustment pursuant to Subsections 6.4(c) and 6.4(d)) commencing with the payment date of the first quarterly distribution declared and paid after the PNGS Acquisition Closing Date that equals or exceeds $0.92 per unit (the “Incremental IDR Reduction Date”). Such adjustment shall be as follows: (i) for the quarterly distribution paid on the Incremental IDR Reduction Date and the three quarterly distributions declared and paid following the Incremental IDR Reduction Date, any distributions to the holder(s) of the Incentive Distribution Rights shall be reduced by $1,250,000 per quarter, and (ii) for the four quarterly distributions declared and paid thereafter, such distributions shall be reduced by $750,000 per quarter. For the avoidance of doubt, the reduction shall be an aggregate of $5 million for the first four quarters (commencing with and including the Incremental IDR Reduction Date) and $3 million for the following four quarters, for an aggregate of $8 million over eight quarters.

Section 3. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.
Section 4. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.
     IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

PAA GP LLC

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Tim Moore
Name:	Tim Moore
Title:	Vice President

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